UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 20, 2016, announcing that the Company has agreed with Bretta Tanker Holdings Inc. to terminate its Suezmax joint venture and the resignation of John Michael Radziwill from the Company's Board of Directors.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 20, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV ANNOUNCES TERMINATION OF SUEZMAX JOINT VENTURE

ANTWERP, Belgium, 19 May 2016 - Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav") today announces that it has agreed with Bretta Tanker Holdings Inc. ("Bretta") to terminate its Suezmax joint venture. The joint venture covers four Suezmax vessels: the Captain Michael (2012 - 157,648 dwt), the Maria (2011 - 157,523 dwt), the Eugenie (2010 - 157,672 dwt) and the Devon (2011 - 157,642 dwt).

Euronav will assume full ownership of the two youngest vessels, the Captain Michael and the Maria, and Bretta will assume full ownership of the Eugenie and the Devon. Euronav will compensate its partner for the difference in value due to the younger age profile of the ships it will own as well as the voyages in progress and will pay Bretta the sum of USD 15.1 million upon closing the transaction which is foreseen to take place in the current quarter.

The termination of the joint venture will allow us to account directly for what was our share in the joint venture instead of having to use the equity method.

Euronav further announces that John Michael Radziwill has resigned from the Board of Directors with immediate effect. The Board takes this opportunity to thank him for his contribution to the development of the Company.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of second quarter results 2016: Thursday 28 July 2016
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 55 double hulled vessels being one V-Plus vessel, 30 VLCCs (of which 1 in 50%-50% joint venture), 22 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.